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SECURI 08026645 ISSION

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SEC FILE NUMBER
8-52326

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: NYFIX Millennium, L.L.C.

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

OFFICIAL USE ONLY
FIRM ID. NO. 103843

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall Street, 26th Floor
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven R. Vigliotti (646) 525-3011
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name - if individual, state last, first, middle name)

100 Eagle Rock Avenue, Suite 200 (Address) East Hanover (City) NJ (State) 07936 (Zip Code)

SEC
Mail Processing
Section
FEB 28 2008
Washington, DC
100

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

3/18

AFFIRMATION

I, Steven R. Vigliotti, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to NYFIX Millennium, L.L.C. (the "Company") for the year ended December 31, 2007, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2-26-08
Date

Chief Financial Officer
Title

EUGENIA GENYUK
Notary Public, State of New York
No. 01GE6131988
Qualified in Kings County
Term Expires August 22, 2009

Notary Public 02/26/08

This report contains (check all applicable boxes):**

(x)		Independent Auditors' Report.
(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Operations.
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Member's Equity.
(x)	(f)	Statement of Changes in Subordinated Borrowings.
(x)		Notes to Financial Statements.
(x)	(g)	Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission.
(x)	(h)	Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission.
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission.
(x)	(j)	A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report (not required).
(x)	(n)	Independent Auditor's Report on Internal Accounting Controls.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NYFIX MILLENNIUM, L.L.C.
(a subsidiary of NYFIX, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

NYFIX MILLENNIUM, L.L.C.
(a subsidiary of NYFIX, Inc.)

TABLE OF CONTENTS

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Member of
NYFIX Millennium, L.L.C.

We have audited the accompanying statement of financial condition of NYFIX Millennium, L.L.C. (the "Company") as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of NYFIX Millennium, L.L.C. as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Friedman LLP

February 26, 2008

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

NYFIX MILLENNIUM, L.L.C.

(a subsidiary of NYFIX, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

Assets		
Cash and cash equivalents	$	7,820,842
Deposits with clearing firms		635,829
Receivable from clearing firm		14,972
Accounts receivable (net of allowance for doubtful accounts of $80,404)		6,556,819
Property and equipment, net		17,274
Product enhancement costs, net		951,997
Deferred tax asset		859,857
Other assets		79,414
Total Assets	$	16,937,004
Liabilities and Member's Equity		
Liabilities:		
Payable to affiliate	$	2,045,511
Accounts payable and accrued expenses		2,903,590
Total liabilities		4,949,101
Subordinated borrowings		11,000,000
Commitments and contingencies		
Member's equity		987,903
Total Liabilities and Member's Equity	$	16,937,004

The accompanying notes are an integral part of this financial statement.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

1. ORGANIZATION

NYFIX Millennium, L.L.C. (the "Company") is a single member limited liability company that was organized on September 9, 1999. The Company provides continuous anonymous automated matching, routing and other execution services for US equity securities. In addition, the Company also resells certain subscribed trading technology products and services offered by its affiliates.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and is registered as an alternative trading system under Regulation ATS of the SEC. The Company is a direct wholly-owned subsidiary of NYFIX Broker-Dealer Holdings, LLC, ("NYFIX BD") which is wholly-owned by NYFIX, Inc. ("NYFIX"), a publicly-traded (Nasdaq: NYFX) provider to the domestic and international financial markets of trading workstations, middle office trade automation technologies and trade messaging services, and through its registered broker-dealer subsidiaries, automated trade execution services.

In October 2007, NYFIX through NYFIX BD, acquired the remaining 20% interest in the Company, which it did not already own. As a result of the purchase of the minority members' interest in the Company, a deemed dissolution of the partnership occurred for tax purposes since there is no longer more than one member.

2. SIGNIFICANT ACCOUNTING POLICIES

Concentration of Credit Risk for Cash–The Company maintains its cash and cash equivalent balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

Accounts Receivable–Accounts receivable represents billings for trading commissions and subscription fees. The Company maintains an allowance for doubtful accounts to reduce its accounts receivable to the amount expected to be collected on such receivables.

Property and Equipment—Property and equipment are recorded at cost and are depreciated over their estimated useful lives, which range from two to seven years, on a straight-line basis.

Product Enhancement Costs—Costs incurred in the research, design and development of software as a separate product or embedded in a product are charged to expense until technological feasibility is established. Thereafter, costs incurred (primarily payroll and related costs) that significantly enhance the marketability or significantly extend the life of the products are capitalized and amortized on a straight-line basis over three years. Management is required to use its judgment in determining whether such costs meet the criteria for immediate expense or capitalization, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, *Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed.*

Income Taxes—The Company is a single member limited liability company, treated as a division of NYFIX for federal and state income tax purposes. The Company computes its income taxes on a stand-alone company basis, except that the benefit of income tax losses will only be recorded by the Company to the extent such losses are utilized in the consolidated and combined income tax returns by NYFIX. The Company accounts for income taxes using the asset and liability method prescribed by SFAS, *Accounting for Income Taxes* ("SFAS 109"). SFAS 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the recognition of tax effects for financial statement purposes and income tax reporting purposes by applying enacted income tax rates applicable to future years to differences between the financial statement carrying amounts and tax bases of existing assets and liabilities.

Use of Estimates—The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Fair Value of Financial Instruments—Substantially all of the Company's financial instruments are carried at fair values or amounts that management estimates approximate fair values as such financial instruments are short-term in nature or bear interest at rates approximating current market.

New Accounting Standards—SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FASB Statement No. 115* ("SFAS 159"), was issued in February 2008. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. SFAS 159 does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS No. 157, *Fair Value Measurements*, and SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company will adopt Statement 159 on January 1, 2008 and does not anticipate adoption to materially impact its financial position.

3. REGULATORY NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had regulatory net capital and a minimum regulatory net capital requirement of $3,426,076 and $329,940, respectively. The Company's regulatory net capital ratio at December 31, 2007 was 1.44 to 1.

4. RELATED PARTY TRANSACTIONS

At December 31, 2007, the Company owed $2,045,511 to NYFIX. The payable to NYFIX is payable on demand and is non-interest bearing.

The Company clears trades through NYFIX Securities Corporation ("NYFIX Securities"), an affiliate of the Company. At December 31, 2007, the Company is owed $14,972 from NYFIX Securities, which is included in receivable from clearing firm.

During the year, the Company has assigned certain accounts receivable in the amount of $4,511,392 to an affiliate. At December 31, 2007, the Company has no outstanding accounts receivable assignments.

Employees of the Company are eligible to participate in the NYFIX 401(k) plan upon meeting certain eligibility requirements.

Certain employees of the Company participate in the approved stock option plans of NYFIX.

Borrowings from NYFIX under subordination agreements at December 31, 2007 are comprised of the following:

Subordinated note, 7.5%, due November 30, 2009	$ 6,000,000
Subordinated note, 7.5%, due May 31, 2011	3,000,000
Subordinated note, 7.5%, due December 31, 2011	2,000,000
	$ 11,000,000

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the SEC's net capital rule. To the extent that such borrowings are required for continued compliance with minimum net capital requirements, they may not be eligible for repayment.

5. PROPERTY AND EQUIPMENT

As of December 31, 2007, property and equipment is comprised of the following:

Software	$ 2,418,855
Office computers	168,571
Data center equipment	791,582
Furniture, fixtures and leasehold improvements	549,568
	3,928,576
Less: Accumulated depreciation	3,911,302
	$ 17,274

6. PRODUCT ENHANCEMENT COSTS, NET

Product enhancement costs	$	960,883
Less: Accumulated amortization		8,886
	$	951,997

7. INCOME TAXES

The tax effects of temporary differences that give rise to deferred tax assets and liabilities consisted of the following at December 31, 2007:

Deferred tax assets:		
NOL on loss following tax status conversion	$	167,457
Equity based compensation		554,415
Depreciation		105,498
Bad debt expense		33,890
Total deferred tax assets		861,260
Deferred tax liability:		
Product enhancement amortization		1,403
Net deferred tax amount	$	859,857

Following the conversion to a single member LLC, the Company is using the combined federal and state and local rate of NYFIX to calculate the carrying value of its deferred tax assets and liability.

8. COMMITMENTS AND CONTINGENCIES

The Company clears certain of its securities transactions with its institutional counterparties through clearing firms (including NYFIX Securities) on a fully disclosed basis. These agreements provide that the clearing firms may have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. At December 31, 2007, the Company has recorded no liabilities with respect to this risk. During 2007, the Company made no payments to its clearing firms related to these rights.

The Company has the right to pursue collection or performance from counterparties who do not perform under their contractual obligations. The Company and its clearing firms have a policy of reviewing, on an ongoing basis, the credit standing of the Company's counterparties.

END